



02005018

NF 2-28-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 25 2002

SEC FILE NUMBER
8- 50855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Florida Discount Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

2500 N. Military Trail
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Rich (561) 862-0220
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

FLORIDA DISCOUNT SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, **Bruce Rich**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Florida Discount Securities, Inc.**, as of **December 31, 2001** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Gale E. Markowitz
MY COMMISSION # DD064445 EXPIRES
October 15, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael I. Daszkal, CPA, P.A.
Jeffrey A. Bolton, CPA, P.A.
Timothy R. Devlin, CPA, P.A.
Michael S. Kridel, CPA, P.A.
Marjorie A. Horwin, CPA, P.A.


DB
DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

2401 N.W. Boca Raton Boulevard
Boca Raton, FL 33431
t: 561.367.1040
f: 561.750.3236
www.daszkalbolton.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Florida Discount Securities, Inc.

We have audited the accompanying statement of financial condition of Florida Discount Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Discount Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 7, 2002

FLORIDA DISCOUNT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

		2001
Cash	$	1,183
Deposit with clearing organization		15,000
Receivable from brokers and clearing organizations		205,374
Prepaid expenses		199
Investment		3,300
Due from officer		3,485
Property and equipment, net		1,692
Total assets	$	230,233

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable	$	145,505
Accounts payable		-
Accrued expenses - related party		3,139
Total liabilities		148,644
Stockholder's equity:		
Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		294,402
Accumulated deficit		(213,813)
Total stockholder's equity		81,589
Total liabilities and stockholder's equity	$	230,233

See accompanying notes to financial statements.

FLORIDA DISCOUNT SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

	2001
Revenues:	
Commissions	$ 1,058,593
Interest	1,677
Total revenues	1,060,270
Expenses:	
Compensation and benefits	796,095
Clearance fees	77,789
Regulatory fees	22,955
Occupancy	104,180
Professional fees	53,496
Communication costs	37,872
Other expenses	117,929
Total expenses	1,210,316
Net loss	$ (150,046)

See accompanying notes to financial statements.

FLORIDA DISCOUNT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance at December 31, 2000	1,000	1,000	80,693	(63,767)	17,926
Net loss	-	-	-	(150,046)	(150,046)
Capital contributed	-	-	213,709	-	213,709
Balance at December 31, 2001	1,000	$ 1,000	$ 294,402	$ (213,813)	$ 81,589

See accompanying notes to financial statements.

FLORIDA DISCOUNT SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

	2001
Cash flows from operating activities:	
Net loss	$ (150,046)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	37
Changes in assets and liabilities:	
(Increase) decrease in:	
Receivable from brokers and clearing organizations	(204,074)
Prepaid expenses	443
Due from officer	(3,485)
Increase (decrease) in:	
Commissions payable	145,505
Accounts payable	(316)
Accrued expenses	1,139
Net cash used in operating activities	(210,797)
Investing activities:	
Purchase of property and equipment	(1,729)
Financing activities:	
Capital contributed	213,709
Net increase in cash	1,183
Cash, beginning of year	-
Cash, end of year	$ 1,183

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Florida Discount Securities, Inc. (the Company) is a stock and bond brokerage firm located in Boca Raton, Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). All customer accounts are cleared through and carried with FISERV Correspondent Services, Inc., on a fully disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2001.

Revenue Recognition

The Company generates commission income from sales and purchases of stocks, tax-free bonds and mutual funds on behalf of customers. Commissions are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment

The Company has an investment of $3,300 in common stock of The NASDAQ Stock Market, Inc. and accounts for it by the cost method.

Property and Equipment

The Company's property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

NOTE 3 – RELATED PARTY TRANSACTIONS

A related company through common ownership and management provides management and consulting services to the Company. The agreement commenced November 2000. At December 31, 2001, the Company owed the related party $3,139. In connection with the management agreement the Company incurred management fee expenses of $29,560 for the year ended December 31, 2001. During the year ended December 31, 2001, the Company paid the same related company rent in the amount of $91,340.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $72,613, which was $62,704 in excess of its required net capital of $9,909. The Company's net capital ratio was 2.05 to 1 at December 31, 2001.

NOTE 5 – INCOME TAXES

The non-deductibility of certain expenses for tax purposes resulted in an increase in the effective tax rate. Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities did not give rise to significant portions of deferred taxes at December 31, 2001.

As of December 31, 2001, the Company had an unused net operating loss carry forward of approximately $213,000 available for use on its future corporate federal tax returns. The Company's evaluation of the tax benefit of its net operating loss carry forward is presented in the following table. The tax amounts have been calculated using the Company's effective income tax rate resulting from the use of graduated rates.

	2001
Deferred Tax Asset:	
Tax benefit of net operating loss	$ 80,000
Less: valuation allowance	(80,000)
Net deferred taxes	$ -

Year Loss Originated (Used)	Year Expiring	Amount
December 31, 1998	2013	$ 16,000
December 31, 1999	2014	(3,000)
December 31, 2000	2015	57,000
December 31, 2001	2016	143,000
Total unused net operating loss		$ 213,000

The utilization of the above loss carry forwards, for federal income tax purposes, may be subject to limitation resulting from changes in ownership.

NOTE 6 – RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The Company clears all of its securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds. The amount of $205,374 receivable from the clearing broker at December 31, 2001 consists of net commissions due from stock trades.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	2001
Furniture and fixtures	1,729
Total	1,729
Less: accumulated depreciation	37
Property and equipment, net	$ 1,692

Depreciation expense for the year ended December 31, 2001 was $37.

SUPPLEMENTARY INFORMATION

FLORIDA DISCOUNT SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

		2001
Net capital:		
Total stockholder's equity	$	81,589
Deduction and/or charges:		
Non-allowable assets		
Property and equipment, net		(1,692)
Investment in NASDAQ		(3,300)
Due from officer		(3,485)
Prepaid expenses		(199)
Total non-allowable assets		(8,676)
Net capital before haircuts		72,913
Haircut on clearing deposit		(300)
Net capital		72,613
Required minimum net capital		9,909
Excess net capital	$	62,704
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	148,643
Ratio of aggregate indebtedness to net capital		2.05 to 1
Reconciliation:		
Net capital, per unaudited December 31, 2001 report, as filed	$	72,613
Net audit adjustments		-
Net capital, per December 31, 2001 audited report, as filed	$	72,613

FLORIDA DISCOUNT SECURITIES, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

Florida Discount Securities, Inc. is claiming exemption under the provisions of SEC rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through FISERV Correspondent Services, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Michael I. Daszkal, CPA, P.A.
Jeffrey A. Bolton, CPA, P.A.
Timothy R. Devlin, CPA, P.A.
Michael S. Kridel, CPA, P.A.
Marjorie A. Horwin, CPA, P.A.


DB
DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

2401 N.W. Boca Raton Boulevard
Boca Raton, FL 33431
t: 561.367.1040
f: 561.750.3236
www.daszkalbolton.com

**REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

DECEMBER 31, 2001

Board of Directors
Florida Discount Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Florida Discount Securities, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub LLP

Boca Raton, Florida
February 7, 2002